UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-38797

FORM 12b-25	CUSIP NUMBER 44967K302

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
	For Period Ended:	September 30, 2024
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMAC Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

3401 Mallory Lane, Suite 100
Address of Principal Executive Office (Street and Number)

Franklin, TN 37067
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IMAC Holdings, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 (the “Q3 Form 10-Q”) within the prescribed time period without unreasonable effort or expense because of the circumstances described below. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

As previously reported, the Company was unable to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the “Q2 Form 10-Q”). The delay was due, among other things, to the Company’s acquisition of certain assets and certain securities transactions during the second fiscal quarter and the loss of a key staff member whose assistance was vital to completing the financial statements due to a medical leave.

As the Company has not yet filed its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (the “Q2 Form 10-Q”), the Company is unable to file its Q3 Form 10-Q at this time.

As previously disclosed, on August 21, 2024, the Company received a delinquency notification letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market (“Nasdaq”) due to the Company’s non-compliance with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”) as a result of the Company’s failure to timely file its Q2 Form 10-Q.

On November 12, 2024, the Company received a letter from the Staff notifying the Company that the Staff has determined to grant the Company an exception to enable it to regain compliance with the Listing Rule. Pursuant to the terms of the exception, the Company must file the Q2 Form 10-Q on or prior to February 17, 2025.

If the Company does not satisfy the terms of the exception, the Staff will provide written notification that the Company’s securities will be delisted. At such time, the Company could appeal the Staff’s determination to a Hearings Panel.

The Company is working diligently to complete the Form 10-Q noted above and expects to file it on or prior to the February 17, 2025 deadline.. After the Company files the Q2 Form 10-Q, the Company will diligently work to complete the Q3 Form 10-Q and file it as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sheri Gardzina	(844)	266-4622
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☐ No ☒

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IMAC Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2024	By	/s/ Sheri Gardzina
Sheri Gardzina Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.